
06018529

Warsaw, 2006-10-31

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
NOV 1 3 2006
WASH. D.C.
151
SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 22/2006.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
NOV 20 2006
THOMSON
FINANCIAL

11/17

Current report no 22/2006

The Management Board of "Orbis" S.A. hereby informs about receipt, from BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. of a notice with a wording as follows below:

Acting by virtue of Article 69 section 1 point 1) in conjunction with Article 87 section 1 point 2 letter a) of the Act dated July 29, 2005, on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies (official journal "Dz.U." No 184, item 1539, as further amended), for an on behalf of investment funds managed by it (hereinafter, the "Funds"), BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. with its registered address in Poznań hereby informs that as a result of share acquisition transactions effected by an open-end investment fund LUKAS Fundusz Inwestycyjny Otwarty, cleared on October 26, 2006, the aggregate number of votes held by investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. in Orbis Spółka Akcyjna has exceeded 10% of the total number of votes in the said company.

Prior to the change in shareholding, referred to hereinabove, investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. held 4,606,981 shares in ORBIS S.A., which equaled 9.998% of the Company's share capital. These shares carried 4,606,981 votes, i.e. 9.998% of the total number of votes.

On October 26, 2006, investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. held 4,611,981 shares in ORBIS S.A. on their securities accounts. The said shares represented 10.01% of the Company's share capital and carried 4,611,981 votes, accounting for 10.01% of the overall number of votes.

The Funds might reduce or expand their capital exposure in the company ORBIS SA during the term of 12 months from the date of this notice. Potential decisions as regards acquisition or sale of shares in the said company will depend on the Company's standing, evaluation of this standing as well as market conditions. Decisions on prospective acquisition or sale of shares in the company will also be impacted by the value of the Funds' assets.

Furthermore, BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. informs that pursuant to the procedure set forth in Article 46 section 1 point 1) of the Act dated May 27, 2004, on Investment Funds (official journal "Dz.U." No 146, item 1546, as further amended), it assigned the task of managing investment portfolios of the Funds to the company BZ WBK AIB Asset Management S.A with its registered address in Poznań. Hence, the notice of BZ WBK AIB Asset Management S.A. concerning its clients' holdings in Orbis S.A. accounting for 12.17% of Orbis S.A. share capital, published by Orbis S.A. in the current report no 18/2006, has also included Orbis S.A. shares held by the Funds."